Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Third Quarter and the First Nine Months Ended March 31, 2023

First Nine Months of Fiscal Year 2023 Financial Highlights

•	Total revenues were $582.4 million, an increase of 10.9% compared to the comparable prior year period.

•	Gross margin was 33.4%, compared to 33.9% for the comparable prior year period. Non-GAAP gross margin was 33.6%, compared to 34.1% for the comparable prior year period.

•

Net income attributable to Hollysys was $81.2 million, an increase of 35.0% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $85.1 million, an increase of 22.3% compared to the comparable prior year period.

•

Diluted earnings per share was $1.31, an increase of 33.7% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $1.37, an increase of 21.2% compared to the comparable prior year period.

•	Net cash provided by operating activities was $3.2 million.

•	Days sales outstanding (“DSO”) was 151 days, compared to 183 days for the comparable prior year period.

•	Inventory turnover days were 78 days, compared to 58 days for the comparable prior year period.

Third Quarter of Fiscal Year 2023 Financial Highlights

•	Total revenues were $167.6 million, an increase of 7.7% compared to the comparable prior year period.

•	Gross margin was 26.8%, compared to 30.6% for the comparable prior year period. Non-GAAP gross margin was 27.0%, compared to 30.8% for the comparable prior year period.

•

Net income attributable to Hollysys was $11.6 million, a decrease of 26.9% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $12.6 million, a decrease of 31.2% compared to the comparable prior year period.

•

Diluted earnings per share was $0.19, a decrease of 26.9% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.20, a decrease of 33.3% compared to the comparable prior year period.

•	Net cash used in operating activities was $13.3 million.

•	DSO was 176 days, compared to 215 days for the comparable prior year period.

•	Inventory turnover days were 87 days, compared to 69 days for the comparable prior year period.

See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin, non-GAAP net income attributable to Hollysys and non-GAAP diluted earnings per share.

Hollysys Automation Technologies Ltd. May 16, 2023	Page 2

Beijing, China – May 16, 2023 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys,” the “Company” or “we”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the third quarter and the first nine months of fiscal year 2023 ended March 31, 2023.

The Industrial Automation segment continued its growth momentum.

In the chemical and petrochemical field, Hollysys continued to provide strong support for green and low-carbon transformation and maintained our cooperation with key customers. In terms of project delivery, we successfully assisted in the full operation of a 100,000-ton green low-carbon methanol factory. We offered integrated solutions of the Distributed Control System, Safety Instrumented System, Coordination Control System, Asset Management System, Operating Data System, Gas Detection System and information security system, which can reduce carbon dioxide emissions significantly. This represents another step forward in our efforts to support the national goals of carbon peaking and carbon neutrality in China. Additionally, we reinforced the Hia Advanced Process Control (“Hia APC”) platform in one of our petrochemical customers to optimize the iso-octane unit. This has led to an improvement in the overall automation level of the system, helping to achieve the ultimate goals of energy conservation and emission reduction, while enhancing quality and efficiency and providing a strong basis for the follow-up digital transformation of the petrochemical industry. Moreover, the Sinopec Power Center Simulation Project was successfully put into operation this quarter. This project covers the entire range and the whole process of the Sinopec thermal power plant. The simulation system has overcome the limitations of traditional simulation systems, providing a diversified application platform for new employee training and control strategy verification.

In the electricity field, we provided control systems for stabilizing isolated grids. These systems are suitable for various enterprise-level grid systems and were successfully put into operation at a thermal power company in this quarter. We provided strong technical support and solved the power outage problem encountered by thermal power companies. This successful operation sets an example of multi-party cooperation and network-related cooperation for future isolated grid stability control system projects.

In the smart factory field, we successfully signed a whole-process APC control project for calcium carbide production. This project utilizes Hollysys’ whole-process APC optimization control technology to accurately control various process parameters and ensure the safe and reliable operation of calcium carbide production, achieving the goals of energy conservation and cost reduction. This project represents a breakthrough in the APC control field of calcium carbide furnaces for Hollysys, laying a solid foundation for our market development in this area and even the entire submerged arc furnace industry.

In Rail Transportation segment, Hollysys continues to expand its technology innovation skills and expedite the modernization of railway construction. Our ZPW-2000S communication coding track circuit product, which has been widely deployed on numerous domestic lines, was certified by the Safety Integrity Level 4 and the China Railway Product Certification Center. Meanwhile, our technological achievements have been recognized by the industry. Hollysys won “the First Prize of Science and Technology Award of China Railway Society of 2022” with three scientific and technological accomplishments projects.

The Mechanical and Electrical Solution segment also manifested a stable performance with smooth executions on various projects.

With our continuous dedication to the industry and the support of experienced and passionate experts, we believe that we will continue to create more value for our clients and shareholders.

Hollysys Automation Technologies Ltd. May 16, 2023	Page 3

Third Quarter and the First Nine months Ended March 31, 2023 Unaudited Financial Results Summary

(In USD thousands, except for %, number of shares and per share data)
	Three months ended March 31,			Nine months ended March 31,
	2023	2022	% Change	2023	2022	% Change
Revenues	$167,636	155,711	7.7%	$582,410	525,346	10.9%
Integrated solutions contracts	$139,149	133,206	4.5%	$471,204	424,274	11.1%
Products sales	$10,386	7,146	45.3%	$34,174	26,663	28.2%
Service rendered	$18,101	15,359	17.9%	$77,032	74,409	3.5%
Cost of revenues	$122,641	108,070	13.5%	$387,727	347,324	11.6%
Gross profit	$44,995	47,641	(5.6)%	$194,683	178,022	9.4%
Total operating expenses	$33,973	30,651	10.8%	$119,269	122,599	(2.7)%
Selling	$14,577	11,409	27.8%	$43,615	34,438	26.6%
General and administrative	$11,921	13,878	(14.1)%	$44,394	56,918	(22.0)%
Research and development	$15,662	16,291	(3.9)%	$53,452	52,951	0.9%
VAT refunds and government subsidies	$(8,187)	(10,927)	(25.1)%	$(22,192)	(21,708)	2.2%
Income from operations	$11,022	16,990	(35.1)%	$75,414	55,423	36.1%
Other income, net	$1,626	967	68.1%	$2,748	1,927	42.6%
Foreign exchange (loss) gain	$(1,244)	(498)	149.8%	$2,280	(2,212)	(203.1)%
Gains on disposal of investments in an equity investee	$—	—	—	$—	7,995	(100.0)%
Share of net income (loss) of equity investees	$690	(428)	(261.2)%	$2,355	558	322.0%
Gains (loss) on disposal of an investment in securities	$—	(3)	(100.0)%	$845	(3)	(100.0)%
Dividend (loss) income from equity investments	$—	(93)	(100.0)%	$—	86	(100.0)%
Interest income	$2,941	3,151	(6.7)%	$9,020	9,335	(3.4)%
Interest expenses	$(252)	(224)	12.5%	$(621)	(590)	5.3%
Income tax expenses	$3,188	4,038	(21.1)%	$10,694	12,706	(15.8)%
Net income (loss) attributable to non-controlling interests	$27	(3)	(100.0)%	$136	(343)	(139.7)%
Net income attributable to Hollysys Automation Technologies Ltd.	$11,568	15,827	(26.9)%	$81,211	60,156	35.0%
Basic earnings per share	$0.19	0.26	(26.9)%	$1.32	0.99	33.3%
Diluted earnings per share	$0.19	0.26	(26.9)%	$1.31	0.98	33.7%

Share-based compensation expenses	$672	2,076	(67.6)%	$2,849	8,382	(66.0)%
Amortization of acquired intangible assets	$340	370	(8.1)%	$1,017	1,002	1.5%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.(1)	$12,580	18,273	(31.2)%	$85,077	69,540	22.3%
Non-GAAP basic earnings per share(1)	$0.20	0.30	(33.3)%	$1.38	1.14	21.1%
Non-GAAP diluted earnings per share(1)	$0.20	0.30	(33.3)%	$1.37	1.13	21.2%
Basic weighted average number of ordinary shares outstanding	61,595,286	61,068,732	0.9%	61,449,939	60,945,131	0.8%
Diluted weighted average number of ordinary shares outstanding	62,127,557	61,644,902	0.8%	62,015,929	61,560,896	0.7%

(1)	See the section entitled “Non-GAAP Measures” for more information about these non-GAAP measures.

Hollysys Automation Technologies Ltd. May 16, 2023	Page 4

Operational Results Analysis for the Third Quarter Ended March 31, 2023

Total revenues for the three months ended March 31, 2023 were $167.6 million, as compared to $155.7 millon for the same period of the prior fiscal year, representing an increase of 7.7%. In terms of revenues by type, integrated contracts revenue increased by 4.5% to $139.1 million, products sales revenue increased by 45.3% to $10.4 million, and services revenue increased by 17.9% to $18.1 million. Unfavorable impact from depreciation of Renminbi against the U.S. dollar has adversely affected our revenues in the past three fiscal quarters. Based on current expectations of Hollysys’ management, such unfavorable foreign exchange rate change is expected to adversely affect our full-year revenue for fiscal year 2023; however, the actual results may differ materially.

The following table sets forth the Company’s total revenues by segment for the periods indicated.

(In USD thousands, except for %)

	Three months ended March 31,				Nine months ended March 31,
	2023		2022		2023		2022
	$	% of Total Revenues	$	% of Total Revenues	$	% of Total Revenues	$	% of Total Revenues
Industrial Automation	112,407	67.0	101,854	65.4	365,183	62.7	318,147	60.5
Rail Transportation	36,197	21.6	34,224	22.0	153,265	26.3	149,570	28.5
Mechanical and Electrical Solution	19,032	11.4	19,633	12.6	63,962	11.0	57,629	11.0
Total	167,636	100.0	155,711	100.0	582,410	100.0	525,346	100.0

Gross margin was 26.8% for the three months ended March 31, 2023, as compared to 30.6% for the same period of the prior fiscal year. The overall gross margin fluctuated, as the gross margin for integrated solutions contracts varied. Gross margin of integrated solutions contracts, product sales, and service rendered was 18.3%, 69.5% and 68.3% for the three months ended March 31, 2023, respectively, as compared to 25.4%, 65.9% and 59.5% for the same period of the prior fiscal year. Non-GAAP gross margin was 27.0% for the three months ended March 31, 2023, as compared to 30.8% for the same period of the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 18.5% for the three months ended March 31, 2023, as compared to 25.7% for the same period of the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Selling expenses were $14.6 million for the three months ended March 31, 2023, representing an increase of $3.2 million, or 27.8%, compared to $11.4 million for the same period of the prior fiscal year. The increase in selling expenses was mainly due to the increase in sales headcount, in line with the business growth. Selling expenses as a percentage of total revenues were 8.7% and 7.3% for the three months ended March 31, 2023 and 2022, respectively.

General and administrative expenses were $11.9 million for the quarter ended March 31, 2023, representing a decrease of $2.0 million, or 14.1%, compared to $13.9 million for the same period of the prior fiscal year. The decrease was primarily attributable to a $1.4 million decrease in share-based compensation. Share-based compensation expenses were $0.7 million and $2.1 million for the three months ended March 31, 2023 and 2022, respectively. General and administrative expenses as a percentage of total revenues were 7.1% and 8.9% for the three months ended March 31, 2023 and 2022, respectively.

Hollysys Automation Technologies Ltd. May 16, 2023	Page 5

Research and development expenses were $15.7 million for the three months ended March 31, 2023, representing a decrease of $0.6 million, or 3.9%, compared to $16.3 million for the same period of the prior fiscal year. Research and development expenses as a percentage of total revenues were 9.3% and 10.5% for the three months ended March 31, 2023 and 2022, respectively.

The VAT refunds and government subsidies were $8.2 million for three months ended March 31, 2023, as compared to $10.9 million for the same period of the prior fiscal year, representing a $2.7 million, or 25.1%, decrease.

The income tax expenses and the effective tax rate were $3.2 million and 21.6% for the three months ended March 31, 2023, respectively, as compared to $4.0 million and 20.3% for comparable period in the prior fiscal year, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $11.6 million, representing a decrease of 26.9% from $15.8 million reported in the comparable period in the prior fiscal year. Non-GAAP net income attributable to Hollysys, was $12.6 million or $0.20 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Diluted earnings per share was $0.19 for the three months ended March 31, 2023, a decrease of 26.9% from $0.26 reported in the comparable period in the prior fiscal year. Non-GAAP diluted earnings per share was $0.20 for the three months ended March 31, 2023, a decrease of 33.3% from $0.30 reported in the comparable period in the prior fiscal year. These were calculated based on 62.1 million and 61.6 million diluted weighted average ordinary shares outstanding for the three months ended March 31, 2023 and 2022, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Contracts and Backlog Highlights

Hollysys achieved $216.4 million of value of new contracts for the three months ended March 31, 2023. Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that Hollysys won. The backlog was $906.0 million as of March 31, 2023. The following table sets forth a breakdown of the value of new contracts achieved and backlog by segment.

Hollysys Automation Technologies Ltd. May 16, 2023	Page 6

(In USD thousands, except for %)

	Value of new contracts achieved		Backlog
	for the three months ended March 31, 2023		as of March 31, 2023
	$	% of Total Contract Value	$	% of Total Backlog
Industrial Automation	170,853	78.9	403,172	44.5
Rail Transportation	12,961	6.0	306,707	33.9
Mechanical and Electrical Solutions	32,634	15.1	196,079	21.6
Total	216,448	100.0	905,958	100.0

Cash Flow Highlights

For the three months ended March 31, 2023, the total net cash inflow was $13.4 million. The net cash used in operating activities was $13.3 million. The net cash provided by investing activities was $3.1 million, mainly consisting of $30.2 million of maturity of short-term investments, partially offset by $14.8 million purchases of short-term investments and $12.4 million purchases of property, plant and equipment. The net cash provided by financing activities was $12.8 million, mainly consisting of $13.2 million proceeds from long-term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $640.2 million, $627.6 million, and $669.8 million as of March 31, 2023, December 31, 2022, and March 31, 2022, respectively.

For the three months ended March 31, 2023, DSO was 176 days, as compared to 215 days for the comparable period of prior fiscal year and 119 days for the last fiscal quarter; inventory turnover days were 87 days, as compared to 69 days for the comparable period of prior fiscal year and 72 days for the last fiscal quarter.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation automation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation automation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2022, Hollysys had cumulatively carried out more than 40,000 projects for approximately 22,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Hollysys Automation Technologies Ltd. May 16, 2023	Page 7

SAFE HARBOR STATEMENTS

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd. May 16, 2023	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts	$139,149	$133,206	$471,204	$424,274
Products sales	10,386	7,146	34,174	26,663
Revenue from services	18,101	15,359	77,032	74,409

Total net revenues	167,636	155,711	582,410	525,346

Costs of integrated solutions contracts	113,732	99,406	351,879	313,369
Cost of products sold	3,170	2,436	8,410	7,334
Costs of services rendered	5,739	6,228	27,438	26,621

Gross profit	44,995	47,641	194,683	178,022

Operating expenses
Selling	14,577	11,409	43,615	34,438
General and administrative	11,921	13,878	44,394	56,918
Research and development	15,662	16,291	53,452	52,951
VAT refunds and government subsidies	(8,187)	(10,927)	(22,192)	(21,708)

Total operating expenses	33,973	30,651	119,269	122,599

Income from operations	11,022	16,990	75,414	55,423

Other income, net	1,626	967	2,748	1,927
Foreign exchange (loss) gain	(1,244)	(498)	2,280	(2,212)
Gains on disposal of an investment in an equity investee	—	—	—	7,995
Gains (loss) on disposal of an investment in securities	—	(3)	845	(3)
Share of net income (loss) of equity investees	690	(428)	2,355	558
Dividend (loss) income from equity investments	—	(93)	—	86
Interest income	2,941	3,151	9,020	9,335
Interest expenses	(252)	(224)	(621)	(590)

Income before income taxes	14,783	19,862	92,041	72,519

Income taxes expenses	3,188	4,038	10,694	12,706

Net income	11,595	15,824	81,347	59,813

Net income (loss) attributable to non-controlling interests	27	(3)	136	(343)

Net income attributable to Hollysys Automation Technologies Ltd.	$11,568	$15,827	$81,211	$60,156

Other comprehensive income, net of tax of nil
Translation adjustments	20,805	3,954	(29,577)	20,513

Comprehensive income	32,400	19,778	51,770	80,326

Less: comprehensive income (loss) attributable to non-controlling interests	345	(1,199)	536	(1,374)

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$32,055	$20,977	$51,234	$81,700

Net income per ordinary share:
Basic	0.19	0.26	1.32	0.99
Diluted	0.19	0.26	1.31	0.98

Shares used in net income per share computation:
Basic	61,595,286	61,068,732	61,449,939	60,945,131
Diluted	62,127,557	61,644,902	62,015,929	61,560,896

Hollysys Automation Technologies Ltd. May 16, 2023	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	March 31,	December 31,
	2023	2022
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$640,249	$627,589
Short-term investments	23,519	38,569
Restricted cash	26,381	39,926
Accounts receivable, net of allowance for credit losses of $73,283 and $72,800 as of March 31, 2023 and December 31, 2022, respectively	308,212	318,341
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $14,505 and $13,646 as of March 31, 2023 and December 31, 2022, respectively	259,778	252,630
Accounts receivable retention	7,729	7,010
Other receivables, net of allowance for credit losses of $12,379 and $12,489 as of March 31, 2023 and December 31, 2022, respectively	21,719	20,103
Advances to suppliers	29,321	35,618
Amounts due from related parties	23,968	23,630
Inventories	117,452	108,910
Prepaid expenses	888	997
Income tax recoverable	282	341

Total current assets	1,459,498	1,473,664

Non-current assets
Restricted cash	14,259	—
Costs and estimated earnings in excess of billings	1,988	2,405
Accounts receivable retention	7,069	6,944
Prepaid expenses	3	—
Property, plant and equipment, net	137,434	128,066
Prepaid land leases	12,135	12,037
Intangible assets, net	9,343	9,555
Investments in equity investees	47,774	46,293
Investments securities	1,651	1,623
Goodwill	20,020	19,683
Deferred tax assets	9,589	6,429
Operating lease right-of-use assets	3,154	3,283

Total non-current assets	264,419	236,318
Total assets	1,723,917	1,709,982

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	—	48
Current portion of long-term loans	262	255
Accounts payable	167,070	171,040
Construction costs payable	11,384	12,665
Deferred revenue	185,564	198,302

Hollysys Automation Technologies Ltd. May 16, 2023	Page 10

	March 31,	December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Accrued payroll and related expenses	18,537	32,610
Income tax payable	4,422	5,017
Warranty liabilities	4,573	4,556
Other tax payables	7,430	13,187
Accrued liabilities	38,326	36,136
Amounts due to related parties	6,181	6,379
Operating lease liabilities	1,510	1,870

Total current liabilities	445,259	482,065

Non-current liabilities
Accrued liabilities	5,513	3,045
Long-term loans	32,740	19,613
Accounts payable	2,717	2,782
Deferred tax liabilities	13,335	11,200
Warranty liabilities	2,557	2,642
Operating lease liabilities	1,343	1,200
Other liability	68	60

Total non-current liabilities	58,273	40,542
Total liabilities	503,532	522,607

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 62,020,441 shares and 61,972,317 shares issued and outstanding as of March 31, 2023 and December 31, 2022.	62	62
Additional paid-in capital	261,378	245,654
Statutory reserves	68,874	78,932
Retained earnings	931,625	925,114
Accumulated other comprehensive income	(42,631)	(63,118)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,219,308	1,186,644
Non-controlling interests	1,077	731

Total equity	1,220,385	1,187,375
Total liabilities and equity	$1,723,917	$1,709,982

Hollysys Automation Technologies Ltd. May 16, 2023	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended	Nine months ended
	March 31, 2023	March 31, 2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$11,595	$81,347
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,169	6,692
Amortization of prepaid land leases	87	254
Amortization of intangible assets	340	1,017
Allowance for credit losses	276	2,849
Loss (gain) on disposal of property, plant and equipment	(52)	42
Share of net income (loss) of equity investees	(690)	(2,355)
Share-based compensation expenses	672	2,849
Deferred income tax expenses	(1,708)	(5,269)
Gains on disposal of an investment in securities	—	(845)
Changes in operating assets and liabilities:
Accounts receivable and retention	15,643	(4,730)
Costs and estimated earnings in excess of billings	(2,452)	(34,192)
Inventories	(6,686)	(28,337)
Advances to suppliers	6,860	3,720
Other receivables	(1,260)	(348)
Prepaid expenses	108	(212)
Due from related parties	71	2,683
Accounts payable	(6,789)	(4,198)
Deferred revenue	(15,989)	(15,982)
Accruals and other payables	(8,702)	2,198
Due to related parties	(198)	(118)
Income tax payable	(612)	5
Other tax payables	(5,943)	(3,858)

Net cash (used in) provided by operating activities	(13,260)	3,212

Cash flows from investing activities:
Purchases of short-term investments	(14,750)	(100,629)
Purchases of property, plant and equipment	(12,379)	(36,811)
Proceeds from disposal of a subsidiary	—	4,175
Proceeds from disposal of property, plant and equipment	79	162
Maturity of short-term investments	30,181	89,499
Proceeds received from disposal of investment in securities	—	845
Acquisition of a subsidiary, net of cash acquired	(73)	(73)

Net cash provided by (used in) investing activities	3,058	(42,832)

Cash flows from financing activities:
Proceeds from short-term bank loans	1	295
Repayments of short-term bank loans	(49)	(360)
Proceeds from long-term bank loans	13,227	18,519
Repayments of long-term bank loans	(413)	(679)

Net cash provided by financing activities	12,766	17,775
Effect of foreign exchange rate changes	10,810	(16,293)

Net increase in (decrease) cash, cash equivalents and restricted cash	$13,374	(38,138)

Cash, cash equivalents and restricted cash, beginning of period	$667,515	719,027
Cash, cash equivalents and restricted cash, end of period	680,889	680,889

Hollysys Automation Technologies Ltd. May 16, 2023	Page 12

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, in evaluating our results, we use the following non-GAAP financial measures: non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share.

These non-GAAP financial measures serve as additional indicators of our operating performance and not as any replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of the grant date, and amortization of acquired intangible assets. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects.

Non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share should not be considered in isolation or construed as an alternative to gross profit and gross margin, gross profit and gross margin of integrated solutions contracts, net income attributable to Hollysys Automation Technologies Ltd., basic and diluted earnings per share, or any other measure of performance, or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP gross profit and gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Hollysys Automation Technologies Ltd. May 16, 2023	Page 13

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, adjusted to exclude non-cash amortization of acquired intangibles. The following table provides a reconciliation of our gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin for the periods indicated.

(In USD thousands, except for %)

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$44,995	$47,641	194,683	$178,022

Gross margin(1)	26.8%	30.6%	33.4%	33.9%
Add:
Amortization of acquired intangible assets	340	370	1,017	1,002

Non-GAAP gross profit	$45,335	$48,011	$195,700	$179,024

Non-GAAP gross margin(2)	27.0%	30.8%	33.6%	34.1%

(1)	Gross margin represents gross profit for the period as a percentage of revenue for such period.
(2)	Non-GAAP gross margin represents non-GAAP gross profit for the period as a percentage of revenue for such period.

We define non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts as gross profit and gross margin of integrated solutions contracts, respectively, adjusted to exclude non-cash amortization of acquired intangibles associated with integrated solutions contracts. The following table provides a reconciliation of the gross profit of integrated solutions contracts to non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts for the periods indicated.

(In USD thousands, except for %)

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit of integrated solutions contracts	$25,417	$33,800	$119,325	$110,905

Gross margin of integrated solutions contracts(1)	18.3%	25.4%	25.3%	26.1%

Add:
Amortization of acquired intangible assets	340	370	1,017	1,002

Non-GAAP gross profit of integrated solutions contracts	$25,757	$34,170	$120,342	$111,907

Non-GAAP gross margin of integrated solutions contracts(2)	18.5%	25.7%	25.5%	26.4%

(1)	Gross margin of integrated solutions contracts represents gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.
(2)

Non-GAAP gross margin of integrated solutions contracts represents non-GAAP gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.

Hollysys Automation Technologies Ltd. May 16, 2023	Page 14

We define non-GAAP net income attributable to Hollysys as net income attributable to Hollysys adjusted to exclude the share-based compensation expenses and non-cash amortization of acquired intangible assets. The following table provides a reconciliation of net income attributable to Hollysys to non-GAAP net income attributable to Hollysys for the periods indicated.

(In USD thousands)

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$11,568	$15,827	$81,211	$60,156

Add:
Share-based compensation expenses	672	2,076	2,849	8,382
Amortization of acquired intangible assets	340	370	1,017	1,002

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$12,580	$18,273	$85,077	$69,540

Hollysys Automation Technologies Ltd. May 16, 2023	Page 15

Non-GAAP basic (or diluted) earnings per share represents non-GAAP net income attributable to Hollysys divided by the weighted average number of ordinary shares outstanding during the periods (or on a diluted basis). The following table provides a reconciliation of our basic (or diluted) earnings per share to non-GAAP basic (or diluted) earnings per share for the periods indicated.

(In USD thousands, except for number of shares and per share data)

	Three months ended March 31,		Nine months ended March 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$11,568	$15,827	$81,211	$60,156

Add:
Share-based compensation expenses	672	2,076	2,849	8,382
Amortization of acquired intangible assets	340	370	1,017	1,002

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$12,580	$18,273	$85,077	$69,540

Weighted average number of basic ordinary shares	61,595,286	61,068,732	61,449,939	60,945,131
Weighted average number of diluted ordinary shares	62,127,557	61,644,902	62,015,929	61,560,896

Basic earnings per share(1)	0.19	0.26	1.32	0.99

Add:
Non-GAAP adjustments to net income per share(2)	0.01	0.04	0.06	0.15
Non-GAAP basic earnings per share(3)	$0.20	$0.30	$1.38	$1.14

Diluted earnings per share(1)	0.19	0.26	1.31	0.98

Add:
Non-GAAP adjustments to net income per share(2)	0.01	0.04	0.06	0.15
Non-GAAP diluted earnings per share(3)	$0.20	$0.30	$1.37	$1.13

(1)

Basic (or diluted) earnings per share is derived from net income attributable to Hollysys Automation Technologies Ltd. for computing basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).

(2)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares (or on a diluted basis).
(3)

Non-GAAP basic (or diluted) earnings per share is derived from non-GAAP net income attributable to Hollysys Automation Technologies Ltd. for computing non-GAAP basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).